Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



                          TESTIMONY OF CHARLES W. ERGEN
                      Chairman and Chief Executive Officer
                       EchoStar Communications Corporation
                                   before the
                     U.S. Senate Committee on the Judiciary
                   Subcommittee on Antitrust, Competition, and
                          Business and Consumer Rights
                                  March 6, 2002


                  Chairman Kohl, Senator DeWine, and Members of the Subcommittee, I appreciate the opportunity to tell you about how the merger of EchoStar and Hughes will benefit consumers in every corner of the United States. If I had to sum up what this merger means to the average American, I'd say three things. First, satellite-delivered local broadcast channels will be available for the first time in every one of the Nation's 210 television markets. Eddy already gave you the details on that one. Second, truly competitive high-speed data via satellite will be offered everywhere in the U.S. Third, we will offer one rate card for both video and broadband services, so that no matter where they live, all Americans will reap the benefits of competition between satellite and cable TV. That means the residents of Wisconsin's smallest town, Cedar Rapids, with a population of 36, will have the same choices at the same price as the residents of the state's largest metropolitan area, Milwaukee, with a population of over 1.5 million.

                  A very important benefit of the EchoStar and Hughes merger is that it will eliminate the so-called "digital divide" that exists in the "wired" world today by making satellite-delivered high-speed Internet access a viable alternative for all Americans. Today, about 67 million households have access to DSL or cable modem service.(1) (See Attachment A) These are the digital "haves" who are located primarily in the major metropolitan areas. But in rural America today, there's what I like to call a "no-opoly." Nobody -- not the cable companies, not the phone companies -- is providing broadband service.


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                  This map clearly shows the number of digital "have nots" in the U.S. -- the 40 million households with no access to DSL or cable modem service. (See Attachment B) It is simply too expensive to roll out "wired" technologies to homes beyond the boundaries of urban and suburban markets. I am convinced that in our lifetimes, we will never see the telephone or cable companies offer broadband service to rural America. I am equally convinced that the digital "have nots" living in rural America would welcome the opportunity to choose affordably priced, satellite-delivered high-speed data services.

                  The merger will bridge the digital divide by providing consumers in every community in America with a competitively priced high-speed "broadband solution." (See Attachment C) Unlike wired technologies, such as DSL and cable modems, a satellite broadband platform can serve every household in the country, no matter how rural.

                  Initially, the combined company will have the subscriber base and financial means to make our current satellite broadband offerings more affordable. Then, we will make next-generation satellite broadband service a reality for consumers everywhere in the United States by deploying a new generation of satellites utilizing Ka-band spectrum. We will offer a high-speed Internet service that is not only price-competitive with existing providers in urban and suburban settings, but also a tremendous


----------------------
(1) Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, eighth Annual Report, CS Docket No. 01-129, FCC 01-389 at Paragraph 44 (released Jan. 14, 2002).


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
benefit for rural consumers who have no broadband options. In sum, the merger will provide the technical and economic infrastructure to convert every household in the country to a digital "have."

                  For both video and broadband services, we will offer uniform, nationwide pricing. So if you live in that 36-person town of Cedar Rapids, Wisconsin, you will be able to get the same benefits of our head-to-head competition with cable and DSL as a person living in New York City. Your child will be able to do research for her term paper on the Internet as easily as a child living in the city. And both families will pay the same price for their video programming and Internet access service.

                  Mr. Chairman and Members of the Subcommittee, bringing local channels and broadband services to all consumers' homes is not a simple endeavor. The EchoStar and DIRECTV engineering teams have developed a plan that enables customers to receive their local channels, other entertainment services and high-speed Internet, all using one consumer-friendly mini-dish. (See Attachment D) The 18 x 22-inch dish you see in this photo will enable customers to receive signals from the merged company's three orbital slots. New equipment will process signals from existing spacecraft, as well as advanced satellites the merged company will build and launch, to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states. This equipment will be provided at no charge to existing DIRECTV and EchoStar customers who need it to receive their new local channels.

                  When we announced the merger on October 29, we said that we needed to merge in order to compete now and in the future with cable. Cable continues to dominate the pay TV market, despite the introduction of DBS eight years ago. Seventy-eight percent of multi-channel video subscribers still


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receive their programming from a franchised cable operator.(2) And only a business with dominant market power could continue to raise its rates so dramatically -- 37% on average since 1996.(3) Cable also already dominates the high-speed Internet market with a majority of all high-speed lines, and that market share increases every year.(4)

                  With the ability to offer local channels in all 210 television markets, and to offer a price-competitive, high-speed Internet access service, the merged company will be able to achieve a new level of vigorous competition to incumbent cable operators.

                  Of course, the merger will allow us to compete with cable in other ways, too. By eliminating 500 duplicative channels and combining our satellites and spectrum (see Attachment E), the merged company will be able to offer 12 or more national channels of high-definition television programming; more of the very popular pay-per-view services; exciting, new interactive and video-on-demand services; expanded


----------------------
(2) SkyResearch, Vol. 9, No. 2, at 1, 5-7 (Feb. 2002)

(3) Report on Cable Industry Prices, MM Docket No. 92-266, FCC 01-49 atP. 25 (released Feb. 14, 2001).

(4) Annual Assessment of Advanced Services Deployment, Third Annual Report, CC Docket No. 98-146, FCC 02-33 atP. 44 and App. C, Table 1 (released Feb. 6, 2002) (as of June, 2001, cable represented 54% of all high-speed lines, compared to 51% the previous year).


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
national program offerings; and additional educational, specialty and foreign-language programming. Better DBS service means stronger competition to cable, and that can only mean good news for American consumers. (See Attachment
F)

         We will offer local channels to all Americans. We are one nation, and we will have one rate card. Consumers nationwide will need only a single satellite dish to get their video programming and broadband services. And we will eliminate the "digital divide" that exists today, particularly in rural America.

         We believe that once the Department of Justice and the Federal Communications Commission have looked at the facts, they will conclude, as Eddy and I did, that the merger of EchoStar and Hughes will promote competition, provide a greater choice of services and provide much needed benefits for all American consumers.

                  Thank you for allowing me to discuss our proposed merger.














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
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to


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

retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.













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

                                 [ECHOSTAR LOGO]


                                Charles W. Ergen
                  Chairman and CEO, EchoStar Communications Corporation

                  Charlie Ergen started EchoStar Communications Corporation in 1980 under the name of EchoSphere, which sold C-band satellite TV dishes to rural homes in Colorado. Under his vision and leadership, EchoStar launched DISH Network in 1996, which has become the fastest growing direct-to-home satellite television company in the United States with over 7 million customers. In 2001, Ergen was the first person to ever win the Rocky Mountain News' Business Person of the Year for a second time, being recognized for the same award in 1996. Ergen was recently named Frost & Sullivan 2001 CEO of the Year for Satellite. In 2000, Aviation Week Magazine named him Space Industry Business Man of the Year. In 1988, he received the Home Satellite TV Association Star Award. In June 1991, INC. Magazine named him Master Entrepreneur of the Year for the Rocky Mountain region. Ergen was instrumental in fighting for consumer rights with the passage of the Satellite Home Viewer Improvement Act in 1999 which gave American consumers the right to watch local TV channels via satellite. He's also testified before Congress regarding other video competition issues on numerous occasions and was a co-founder of the Satellite Broadcasting Communications Association. He received his B.S. in General Business and Accounting from the University of Tennessee and his M.B.A from the Babcock Graduate School of Management at Wake Forest University.














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

Attachment A
------------


Broadband:  The Digital "Haves"

[Map of the United States with certain areas shaded and the phrase "67 Million Households" written above it. Shaded areas illustrate households with broadband access]

Source: FCC Eighth Annual Report, "Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming," Jan. 14, 2002,
p. 22; The Buxton Company, "Broadband Deployment," Jan. 2002













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

Attachment B
------------


Broadband:  The Digital "Have Nots"

[Map of the United States with certain areas shaded and the phrase "40 Million Households" written above it. Shaded areas illustrate households without broadband access]

Source: FCC Eighth Annual Report, "Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming," Jan. 14, 2002,
p. 22; The Buxton Company, "Broadband Deployment," Jan. 2002














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

Attachment C
------------



Merger Bridges the "Digital Divide"

[Map of the United States with the phrase "107 Million Households" written across it]

Source: FCC Eighth Annual Report, "Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming," January 14, 2002, pp. 11, 22, 87; EchoStar and DIRECTV, Jan. 31, 2002












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

Attachment D
------------

One Nation, One Dish

[Photo of a man on a ladder installing a DirecTV satellite dish on the side of a house]


Source:  EchoStar, HUGHES, Feb. 2002














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

Attachment E
------------



5 Spot Beam Satellites + 3 Orbital Locations = All 210 DMAs served with Local TV Channels

[Graphic of 2 satellites]   [Graphic of 2 satellites]   [Graphic of 1 satellite]
       119 degrees                  110 degrees                 101 degrees

SATELLITES                     TIMELINE                     # OF LOCAL MARKETS
DIRECTV 4S                     Operational                          40
EchoStar VIIS                  Operational 02, `02                  30
EchoStar VIIIS                 2002 Launch                          30
DIRECTV 75                     2003 Launch                          30
New EchoStar 1                 2004 Launch                          80
                                                               ----------
                                                               Total: 210


[Map of the United States with overlapping circles throughout]


[ECHOSTAR LOGO]
[DIRECTV LOGO]
                                                For illustrative purposes only.












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

Attachment F
------------


The EchoStar/HUGHES Merger

 o  Local Channels, All Americans
 o  One Nation, One Rate Card, One Dish
 o  Eliminates the "Digital Divide"

True Competition for 107 Million Households














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